UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Thuzio, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> December 12, 2011

Physical address of issuer
114 W 26th Street, 5th Floor, New York, NY, USA, 10001

Website of issuer
https://www.thuzio.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series B-2 Preferred Stock

Target number of Securities to be offered
151,516

Price (or method for determining price)
$0.1650

Target offering amount
$25,000

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
 First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
September 6, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$261,424	$694,996
Cash & Cash Equivalents	$51,033	$294,085
Accounts Receivable	$157,310	$234,590
Short-term Debt	$1,239,276	$1,051,398
Long-term Debt	N/A	N/A
Revenues/Sales	$2,667,891	$3,206,845
Cost of Goods Sold	($1,829,452)	($2,251,065)
Taxes Paid	N/A	N/A
Net Income	($1,040,990)	($4,482,432)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 1, 2019

Thuzio, Inc.



Up to $1,070,000 of Preferred Stock

Thuzio, Inc. ("Thuzio", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series B-2 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 6, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by September 6, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by August 30, 2019, will be permitted to increase their investment at any time on or before September 6, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 30, 2019. If the Company reaches its Closing Amount prior to September 6, 2019 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to

identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at thuzio.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/thuzio.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by the more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Thuzio, Inc. is a Delaware corporation, formed on December 12, 2011.

The Company is located at 114 W 26th Street, 5th Floor, New York, NY, USA, 10001.

The Company's website is https://www.thuzio.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under www.seedinvest.com/thuzio and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	6,484,848
Purchase price per Security	$0.1650
Minimum investment amount per investor	$1,000
Offering deadline	September 6, 2019
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 15, 19 and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The CEO is paid a high salary. While the Company believes that the CEO's salary is reasonable and within market, the Company's CEO may be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones.

High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Management will be further diluted by this offering and its concurrent Regulation D offering.

Accounts payable and receivable are significant cash outlays of the business compared to monthly profits and cash on hand. If the Company fails to meet its obligations, and fails to raise outside capital, it could face liquidity issues. The Company must therefore continue to closely monitor its accounts payables and receivables during every billing cycle, or access further sources of financing in order to allay this risk. Further sources of financing may either dilute investors in this offering or have a senior lien on the Company's assets, which would be repaid over investors in this offering in the event of a liquidation.

The company was formed out of a recapitalization and spin out of a pre-existing entity, which raised $22m before the spin out. The Company effected the spin out because the two businesses have different business models and financing profiles. The Company's management and many of its existing investors continue to have interests in the other business.

Revenue growth has been relatively flat over the last 12 – 18 months following the company's spin out. The company also faced a fall in bookings and overall ticket sales in 2018. As such, the business has shown negative trends in certain metrics in the recent past. During this period, the company has been focusing on improving margins, and has been successful in significantly expanding event gross margins from ~4% in 2017 to 40% in 2019. However, without an increase in topline revenues, the Company may not be able to grow its valuation any further. While the company's current strategy is to use proceeds from this offering for expansion, there can be no guarantee it will be able to do so.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle.

A sales cycle is the period between initial contact with a prospective customer and any sale of its sports media and events. The sales process involves educating customers about the Company's sports media and events, participating in extended sports media and events evaluations and configuring the sports media and events to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 3-12 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Combined Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Combined Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor in this Offering to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has approximately $205,825 in cash balances as of June 25, 2019. This equates to approximately 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company has outstanding liabilities. The Company has outstanding loans in favor of one of its founders in the aggregate principal amount of $190,000 (excluding interest). One of such loans was made pursuant to a convertible note issued in November 2018, in the principal amount of $100,000. Such note accrues interest at a rate of 5% per annum and has a one-year maturity. Among other things, such note converts automatically into shares of the Company's preferred equity securities issued and sold in the Company's next round of financing in which the Company raises gross proceeds in excess of $1,000,000 (excluding the conversion of any indebtedness converted in connection with such financing). Accordingly, if the Company's raises at least $1,000,000 in the Combined Offering, such note will automatically convert into shares of Series B-2 Preferred Stock at a 20% discount to the price paid by other investors, including you, in the Combined Offering. The conversion of this note, whether in this round, in a future financing or on a change of control of the Company, will dilute your investment.

The Company has generated net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $25,746,793 from its inception through December 31, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation of the Company could decline.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive sports media and events space. Additionally, the product may be in a market where customers will not have brand loyalty, which may inhibit the Company's ability to grow its brand.

Cyclical and seasonal fluctuations in the economy, in sports media and events may have an effect on the Company. Both cyclical and seasonal fluctuations in sports media and events may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Not all of the founders or key employees are currently working full time for the Company. One of the Company's founders, owns and has funded a significant portion of the business, but does not work full time for the Company or manage the day-to-day operations of the business.

The Company's existing Series B Preferred Stock holders, who invested approximately $450,000 in a prior financing, have a 1x redemption right. Shares of Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. If the redemption price is not paid in full within 60 days of the redemption request, interest shall accrue on the outstanding amount at a rate of 8% per annum, subject to increase by 4% per annum every 6 months until the entire redemption price has been paid in. As an investor in Series B-2 Preferred Stock, you will not have a redemption right. As such, other investors in the Company will have greater opportunities for liquidity and may have the ability to exit before you. If the Company's Series B Preferred Stockholders elect to exercise their redemption right, it may significantly impact the Company's cash balance and assets.

The value of your investment may be diluted if the Company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series B-2 Preferred Stock has been calculated assuming a 1.74 post-money unallocated option pool, which may not account for all additional options the Company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the Company over the 1.74% pool will lower the value of your shares.

The Total Amount Raised, as reflected on the SeedInvest platform, is partially comprised of a cancellation of debt from one of the Company's founders. Specifically, the Total Amount Raised includes $90,000 in the form of cancellation of debt from a co-founder of the Company. The loan was originally made in March 2019 for the purposes of providing working capital for the Company, and when made was not formally papered pursuant to any specific terms. Such investment included in the Total Amount Raised does not reflect new cash available for the Company's operations. See balance sheet as provided in the Company's Data Room during the Offering for the Company's cash balance as of the date of such balance sheet.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late or has not furnished certain information by the due date. In addition, even though the Company states that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company'

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $25,746,793 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable revenue sources resulting from its video and audio content, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's financial statements have not been audited. Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or other financial information on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities

The Series B-2 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series B-2 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney prior to trading shares of the Series B-2 Preferred Stock. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series B-2 Preferred Stock. Because the Series B-2 Preferred Stock has not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series B-2 Preferred Stock c transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Series B-2 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series B-2 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Combined Offering, only one of the Company's current stockholders beneficially owns more than 20% of the Company's securities, and such stockholder beneficially owns more than 40% of the Company's securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, such stockholder may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Such stockholder may have interests that are different from yours. For example, such stockholder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, such stockholder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

Your ownership of the shares of preferred stock may be subject to dilution. Purchasers that are not Major Purchasers ("Non-Major Purchasers") of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in the Combined Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series B-2 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series B-2 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, or determine not to register the Securities for any reason, or no reason, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Thuzio is a sports events & media company dedicated to live inspirational sports storytelling.

We celebrate renowned athletes and sports moments, showcasing the shared values of sports, life, and business. We give sports fans the opportunity to meet and learn from their sports heroes. Our invitation-only event series provides access to sports icons in premium hospitality settings, designed specifically for business audiences.

Picture an important client or business partner. Think of a favorite sports team or legendary players from that team. Now imagine inviting those clients to an event where they can meet those players and hear their stories firsthand.

Thuzio is a sports events and media company attacking the age-old problem of winning time with top clients and prospects. Our solution: a national event series, featuring live sports storytelling from sports icons, in a premium hospitality setting designed for a business audience.

Thuzio provides unique and sophisticated sports content, in a professional and premium environment and in an easy-to-access corporate membership and event format.

Business Plan
Product Overview

We provide custom event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience and attended by Thuzio's corporate membership community. We leverage our preferred network of talent and venues, including: event strategy, content strategy, talent booking, event execution, and logistics.

- When and Where: Thuzio events are designed for convenience, hosted on weekday evenings for 2-3 hrs at private event spaces in and around business centers.

- Content: We feature sports icons in documentary-style interviews with professional members of the sports media. The conversation is focused on the shared values of sports, life, and business, such as leadership, teamwork, and performance.

- Media Assets: Resulting in video, audio, and editorial assets.

- Attendees: Invitation only; ~100-150 attendees.

- Geographies: In 2019, we're targeting 60 events across 10 U.S. cities, including activations at the Super Bowl, NBA ASW, Masters, and NFL Draft.

Benefit for Companies:

- A product that helps you win time with your most important clients

- Unique and premium experience

- Easy to say "yes" - right after work, nearby, low effort

- Cost effective -- all-inclusive and easy to budget

- Easy to administer for teams

Benefit for Brands:

- Sports content with an inspirational, celebratory theme

- Reach an influential and affluent audience of sports fans

- Target by region, sport, and/or leadership theme

Business Model

Thuzio makes money the same way as professional teams: selling tickets and sponsorship against events and media. Thuzio customers can be broadly defined as the businesses and brands that purchase premium tickets and sponsorship with professional teams. Key industries include: Banking, Consulting, Real Estate, Law, Technology, and Media.

- Members/Tickets: National sales teams and regional businesses purchase a membership with Thuzio, providing access to a bank of tickets.

- Sponsors: B2B and luxury brands leverage Thuzio to reach a targeted audience of affluent sports consumers who are also business decision makers.

- Custom Events are also available on-demand.

Traction to Date

Revenue Growth: Thuzio's 2018/19 strategy has been to keep member event count (50-60 events) and total revenue ($2.75-3M) consistent while focusing on improving gross margins on both member and custom events.

Growing Margins: Member Event gross margins are at 43% for the period of Jan - May 2019, a ~20 basis point improvement over the same period in the prior year. Custom Event gross margins are at 39% for the period of Jan - May 2019, a ~13 basis point improvement over the same period in the prior year. These margin improvements have been achieved through:

- Increased sponsor branding revenue per event by 105%

- Reduced event expenses per event by 22%

Customers: Thuzio has 200+ active corporate accounts, including customers from 7 top 10 U.S. banks, 6 top U.S. consulting firms, and 4 top U.S. B2B SaaS companies. Approximately 70%+ of 2019 total contract value has come from repeat customers.

Testimonials*

"Thuzio creates unique, engaging experiences in a bespoke manner, creating opportunities to entertain High Net Worth clientele." - UBS

"They've got a great audience. They've got great athletes. Very bespoke events. Really a great match for our brand." - Belvedere

"Thuzio has been an excellent partner of Metlife. They worked with us to find solutions that made sense for our business. The events that they run are first-class and turnkey for their clients." - Metlife

These companies were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered as investment advice.

The Company's Products and/or Services

Product / Service	Description	Current Market
National event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience	Sports events & media company celebrating renowned athletes and sports moments	Corporations and companies, business professionals, athletes, and brands

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The sports industry for North America is valued at $70B and almost $11B is spent annually on premium seating, primarily by business customers. Thuzio is competing for a share of this market.

We compete with the teams, leagues, and other sports properties for sports entertainment and marketing spend. However, we believe that as long as the clients of our members wish to meet the athletes they admire, we have a winning product.

As we continue to scale our physical and digital audience, Thuzio will offer a unique and integrated solution for brands seeking to reach the affluent and influential sports fan. Even at our early stage, we believe we have established strong and difficult to replicate, talent and venue networks, putting any copy-cats at a severe disadvantage.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4,364,156	Thuzio	9/25/2012	06/04/2013	U.S.A.

Patents
None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.0% of the proceeds, or $160,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Payroll	79%	79%	79%
General Expenses	6%	6%	6%
Third Party	9%	9%	9%
Marketing	6%	6%	6%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Tiki Barber	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): provides strategic guidance to the Company as an active board member, specifically on talent, content, and media
Mark Gerson	Co-Founder, Co-Chairman (March 2012 - present)	Co-Chairman (March 2012 - present): voice for the Company on vision, strategy, and growth
Jared Augustine	Co-Founder, CEO (March 2012 - present)	CEO (March 2012 - present): organizes the vision for Thuzio, and is responsible for execution.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding shares of capital stock:

Type of security	Number of shares outstanding immediately prior to the Combined Offering	Voting rights	Percentage of outstanding capital represented by each class / series of security immediately prior to the Combined Offering

Common Shares	1,068,525	Yes; Holders of common shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.	4.2864%
Preferred Shares	23,859,462	Yes; Holders of preferred shares vote on certain matters before the stockholders of the Company as more fully set forth in the Company's restated certificate.	95.7136%
Series A Shares	2,634,279	Yes; Holders of Series A shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate.	10.5676%
Series B Shares	5,375,576	Yes; Holders of Series B shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate.	21.5644%
Series B-1 Shares	15,849,607	Yes; Holders of Series B-1 shares vote on certain matters before the stockholders of the Company and have certain protective provisions relating to their shares as more fully set forth in the Company's restated certificate	63.5816%

The Company has the following debt outstanding:

The Company has outstanding loans in favor of one of its founders in the aggregate principal amount of $190,000 (excluding interest). One of such loans was made pursuant to a convertible note issued in November 2018, in the principal amount of $100,000. Such note accrues interest at a rate of 5% per annum and has a one-year maturity. Among other things, such note converts automatically into shares of the Company's preferred equity securities issued and sold in the Company's next round of financing in which the Company raises gross proceeds in excess of $1,000,000 (excluding the conversion of any indebtedness converted in connection with such financing). The remaining $90,000 is being included in the Total Amount Raised.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

United States Investment Partners LLC	Common Stock, Series A, Series B-1	40.97%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community.

On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Liquidity and Capital Resources

The proceeds from the Combined Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $205,825 in cash on hand as of June 25, 2019, which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $5,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options to purchase its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offering Securities
We have made the following offerings of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series B Preferred Stock	December 12, 2017	4(a)(2)	Series B Preferred Stock	Approximately $450,000 in cash	Working capital
Series B-1 Preferred Stock	December 12, 2017	4(a)(2)	Series B-1 Preferred Stock	Conversion of approximately $1.85 million in outstanding convertible debt	Working capital
Convertible Promissory Note	November 20, 2018	4(a)(2)	Convertible Note	$100,000	Working capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series B-2 Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000 (which may be waived by the Company, in its sole and absolute discretion). SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series B-2 Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,325 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights

- a right of first refusal with respect to certain transfers of common stock by a key holder, if the Company does not exercise its right of first refusal with respect to such transfer of common stock.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series B-2 Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, and Series B-1 Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights
Series A	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B and Series B-1 Preferred Stock	Convertible into common stock at the option of the holder
Series B	Yes	Yes, see "Capitalization" table above.	Yes, but junior to Series B-1 Preferred Stock	Convertible into common stock at the option of the holder

Series B-1	Yes	Yes, see "Capitalization" table above.	Yes	Convertible into common stock at the option of the holder

Series B-2 Preferred Stock

Dividend Rights
Holders of Series B-2 Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Each preferred stockholder votes on matters that are set before the stockholders of the Company. In addition, so long as at least 25% of the original number of Preferred Stock is outstanding, the approval of a majority of the holders of Preferred Stock, voting as a separate class, will be required for the Company to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

So long as the Chief Executive Officer of the Company as of the filing of the Company's Eighth Amended and Restated Certificate of Incorporation remains the Chief Executive Officer of the Company, the Board shall consist of five (5) members, one of which shall be the Chief Executive Officer. Otherwise, the Board shall consist of four (4) members. So long as at least 1,000,000 shares of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock shall be entitled to elect two (2) directors. The Holders of common stock and preferred stock, voting together as a single class, shall be entitled to elect three (3) members of the Board of Directors, one (1) of which will be the Chief Executive Officer; provided, however, if the size of the Board of Directors is reduced from five (5) to four (4) members, the holders of common stock and preferred stock, voting together as a single class, shall be entitled to elect two (2) members of the Board of Directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series B-2 Preferred Stock will be entitled to receive the greater of 1x the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series B-2 Preferred Stock receive these distributions before any holders of common stock, Series A Preferred Stock, Series B Preferred Stock, and Series B-1 Preferred Stock.

Conversion Rights
The Series B-2 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series B-2 Preferred Stock Investment Agreement
Under the Series B-2 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,325 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and

preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series B-2 Preferred Stock will be entitled to substantially similar provisions. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series B-2 Preferred Stock are subject to a drag-along provision as set forth in the Investors' Rights Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series B-2 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series B-2 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series B-2 Preferred Stock of the Company, you will hold shares in a minority series and your rights will be limited in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series B-2 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of the Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series B-2 Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2018 and 2017, the Chief Executive Officer of the Company paid for certain expenses of the Company in the normal course of business from his own resources that are reimbursed to him by the Company. Amounts to be reimbursed to him totaled $16,887 and $9,592 at December 31, 2018 and 2017, respectively. The amounts are recorded within the heading 'Accounts payable and accrued expenses' on the balance sheet.

During 2018, the Company borrowed $60,000 from the Chief Executive Officer of the Company in the form of a promissory note. The note matures 6-months from the date of the note and bears interest at 9% per annum. The Company also borrowed $100,000 from a shareholder that matures 12-months from the date of the note and bears interest at 5% per annum. Both amounts are recorded under 'Notes payable – related party' on the balance sheets.

Subsequent to December 31, 2018, the Chief Executive Officer loaned the Company $52,300, the provisions of which are still being negotiated and have yet to be finalized. Also subsequent to December 31, 2018, the Company borrowed $90,000 from a shareholder that is expected to be converted to preferred stock in the next investment round.

The Company leases office space from the JuliusWorks, Inc. on a month-to-month basis at a rate of $5,000 per month.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series B-2 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled, and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jared Augustine

_____

(Signature)

Jared Augustine

_____

(Name)

Founder, CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Atiim Kiambu "Tiki" Barber

_____

(Signature)

Atiim Kiambu "Tiki" Barber

_____

(Name)

Co-Chairman, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

_____

(Title)

7/1/2019

_____

(Date)

/s/Mark Gerson

_____

(Signature)

Mark Gerson

_____

(Name)

Co-Chairman, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

(Title)

7/1/2019

(Date)

/s/ Jared Augustine

(Signature)

Jared Augustine

(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer

(Title)

7/1/2019

(Date)

EXHIBIT B
Financials



THUZIO, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

THUZIO, INC.

For the years ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Thuzio, Inc.
New York, New York

We have reviewed the accompanying consolidated financial statements of Thuzio, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

July 1, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

THUZIO, INC.

BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

	2018	2017
Assets		
Current assets		
Cash and cash equivalents	$ 51,033	$ 294,085
Accounts receivable, net	157,310	234,590
Prepaid expenses	53,081	166,321
Total current assets	261,424	694,996
Non-current assets		
Property and equipment, net	3,296	9,263
Security deposits	-	111,874
Total non-current assets	3,296	121,137
Total assets	$ 264,720	$ 816,133
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 309,351	$ 125,220
Deferred revenue	769,925	926,178
Notes payable - related party	160,000	-
Total liabilities	1,239,276	1,051,398
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 24,009,855 authorized with $0.0001 par, 23,859,462 and 22,051,068 issued and outstanding at December 31, 2018 and 2017	2,386	2,205
Common stock, 30,000,000 authorized with $0.0001 par, 1,068,525 issued and outstanding at December 31, 2018 and 2017	107	107
Additional paid in capital	24,769,744	24,468,226
Accumulated deficit	(25,746,793)	(24,705,803)
Total stockholders' equity	(974,556)	(235,265)
Total liabilities and stockholders' equity	$ 264,720	$ 816,133

See accountants' review report and accompanying notes to the financial statements.

THUZIO, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Revenue		
Sales, net	$ 2,667,891	$ 3,206,845
Cost of sales	(1,829,452)	(2,251,065)
Gross profit	838,439	955,780
Operating expenses		
Payroll and related expenses	1,231,986	2,374,184
Stock-based compensation	149,613	290,640
General and administrative	149,062	230,074
Advertising and marketing	134,870	309,945
Professional fees	74,783	139,566
Travel	71,032	41,358
Rent	58,781	278,792
Depreciation	5,967	17,269
Total operating expenses	1,876,094	3,681,828
Loss from continuing operations	(1,037,655)	(2,726,048)
Loss from discontinued operations	-	(1,757,626)
Other income (expenses)		
Interest expense	-	(10,499)
Other expense	(4,851)	(3,246)
Other income	1,516	14,987
Total other income (expenses)	(3,335)	1,242
Net loss before income taxes	(1,040,990)	(4,482,432)
Provision for income taxes	-	-
Net loss	$ (1,040,990)	$ (4,482,432)

See accountants' review report and accompanying notes to the financial statements.

3

THUZIO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2018 and 2017
(unaudited)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2016	2,634,279	$ 263	1,066,150	$ 107	$ 21,322,106	$ (20,223,371)	$ 1,099,105
Shares issued for cash	3,567,182	357	2,375	-	304,328		304,685
Shares issued for settlement of debt	15,849,607	1,585			1,863,914		1,865,499
Stock-based compensation					290,640		290,640
Spinoff of JuliusWorks, Inc.					687,238		687,238
Net loss						(4,482,432)	(4,482,432)
Balance on December 31, 2017	22,051,068	2,205	1,068,525	107	24,468,226	(24,705,803)	(235,265)
Shares issued for cash	1,808,394	181			151,905		152,086
Stock-based compensation					149,613		149,613
Net loss						(1,040,990)	(1,040,990)
Balance on December 31, 2018	23,859,462	$ 2,386	1,068,525	$ 107	$ 24,769,744	$ (25,746,793)	$ (974,556)

See accountants' review report and accompanying notes to the financial statements.

4

THUZIO, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017
(unaudited)

	2018	2017
Cash flows from operating activities		
Net loss	$ (1,040,990)	$ (4,482,432)
Adjustments to reconcile net loss to net cash used by operating activities:		
Stock issued as compensation	149,613	290,640
Depreciation	5,967	17,269
Bad debt expense	41,697	11,125
Changes in operating assets and liabilities:		
Accounts receivable, net	77,280	145,981
Prepaid expenses	71,543	(45,931)
Security deposits	111,874	(900)
Accounts payable and accrued expenses	184,131	(150,257)
Deferred revenue	(156,253)	(51,784)
Net cash used by operating activities	(555,138)	(4,266,289)
Cash flows from investing activities		
Proceeds from return of investment	-	140,000
Cash paid for purchase of property and equipment	-	(9,233)
Net cash provided by investing activities	-	130,767
Cash flows from financing activities		
Proceeds from issuance of notes payable - related party	160,000	-
Proceeds from issuance of convertible notes payable	-	2,615,174
Proceeds from issuance of preferred stock	152,086	300,000
Proceeds from issuance of common stock	-	4,685
Net cash provided by financing activities	312,086	2,919,859
Net decrease in cash	(243,052)	(1,215,663)
Cash and cash equivalents, beginning	294,085	1,509,748
Cash and cash equivalents, ending	$ 51,033	$ 294,085
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -
Noncash activities:		
Spinoff of JuliusWorks, Inc.	$ -	$ 687,238
Conversion of notes payable to preferred stock	$ -	$ 1,865,499

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community.

On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred, or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company offers annual subscriptions to its members-only service. Subscriptions received are recorded as deferred revenue and recognized over the subscription period. The Company receives payments up front related to future events that are recorded as deferred revenue and recognized once the event has occurred. The Company also receives sponsorship payments in advance of events to be held that are recorded as deferred revenue and recognized once the event has been taken place. At December 31, 2018 and 2017, deferred revenue for members-only subscriptions, event services and sponsorships were $769,925 and $926,178, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using price models such as discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities in the balance sheets approximate their fair value.

The following tables summarize items measured at fair market value during the years ended December 31, 2018 and 2017:

Fair value measurements during December 31, 2018:	Level 1	Level 2	Level 3	Total
Stock options	$ -	$ -	$ 9,370	$ 9,370
Total	$ -	$ -	$ 9,370	$ 9,370

Fair value measurements during December 31, 2017:	Level 1	Level 2	Level 3	Total
Stock options	$ -	$ -	$ 61,180	$ 61,180
Total	$ -	$ -	$ 61,180	$ 61,180

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No such losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018 and 2017, the Company recorded an allowance for doubtful accounts of $50,489 and $11,125, respectively. During the years ended December 31, 2018 and 2017, the Company recognized bad debt expense of $41,697 and $11,125, respectively, recorded under the heading 'General and administrative' on the statements of operations.

During the years ended December 31, 2018 and 2017, approximately 39% of accounts receivable were owed to the Company by three and two customers, respectively.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Advertising and Marketing Costs

The Company's marketing and advertising costs are expensed as incurred. During the years ended December 31, 2018 and 2017, the Company recognized advertising costs of $134,870 and $364,625, respectively.

Investments

During the year ended December 31, 2017, the Company held 1 million shares in a private company valued at $140,000. During 2017, the Company sold their investment and received cash totaling $140,000.

Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter C of the Internal Revenue Code. Under those provisions, the Company pays federal corporate income taxes on its taxable income (see Note 5).

<u>Recent Accounting Pronouncements</u>

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right of use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company's financial statements and disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through July 1, 2019, the date these financial statements were available to be issued. No transactions other than those mentioned in Note 4 below require disclosure in these financial statements.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $25,746,793 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable revenue sources resulting from its video and audio content, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2018		2017	
Computer equipment	$	34,744	$	34,744
Furniture & equipment		6,127		6,127
		40,871		40,871
Accumulated depreciation		(37,575)		(31,608)
Property and equipment, net	$	3,296	$	9,263

Depreciation expense for the years ended December 31, 2018 and 2017, was $5,967 and $17,269, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, the Chief Executive Officer of the Company paid for certain expenses of the Company in the normal course of business from his own resources that are reimbursed to him by the Company. Amounts to be reimbursed to him totaled $16,887 and $9,592 at December 31, 2018 and 2017, respectively. The amounts are recorded within the heading 'Accounts payable and accrued expenses' on the balance sheet.

During 2018, the Company borrowed $60,000 from the Chief Executive Officer of the Company in the form of a promissory note. The note matures 6-months from the date of the note and bears interest at 9% per annum. The Company also borrowed $100,000 from a shareholder that matures 12-months from the date of the note and bears interest at 5% per annum. Both amounts are recorded under 'Notes payable – related party' on the balance sheets.

Subsequent to December 31, 2018, the Chief Executive Officer loaned the Company $52,300, the provisions of which are still being negotiated and have yet to be finalized. Also subsequent to December 31, 2018, the Company borrowed $90,000 from a shareholder that is expected to be converted to preferred stock in the next investment round.

The Company leases office space from the JuliusWorks, Inc. on a month-to-month basis at a rate of $5,000 per month.

NOTE 5 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Company currently has a book loss of $25,746,793 since inception for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that may affect the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

NOTE 6 – PREFERRED STOCK

The Company has 24,009,855, $0.0001 par value shares of preferred stock authorized at December 31, 2018 and 23,634,279, $0.0001 par value shares of preferred stock authorized at December 31, 2017, which consists of 2,634,279 Series A shares, 5,375,576 Series B shares, and 16,000,000 Series B-1 shares at December 31, 2018 and 2,634,279 Series A shares, 5,000,000 Series B shares and 16,000,000 Series B-1 shares at December 31, 2017. At December 31, 2018, there were issued and outstanding Series A preferred shares, Series B preferred shares, and Series B-1 preferred shares of 2,634,279, 5,375,576 and 15,849,607 (total of 23,859,462 shares), respectively. At December 31, 2017, there were issued and outstanding Series A preferred shares, Series B preferred shares and Series B-1 preferred shares of 2,634,279, 3,567,182 and 15,849,607 (total of 22,051,068 shares), respectively.

All classes of preferred shares are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred shares during the years ended December 31, 2018 or 2017.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible into one of share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert in common stock. Liquidation preference between preferred stock is in the following order: Series B, Series B-1 and Series A.

NOTE 7 – COMMON STOCK

The Company has 30,000,000, $0.0001 par value, shares of common stock authorized at both December 31, 2018 and 2017. At both December 31, 2018 and 2017, there were issued and outstanding common shares of 1,068,525.

NOTE 8 – STOCK OPTIONS

During 2012, the Company executed the 2012 Stock Incentive Plan, which reserved 5,373,157 common shares to be issued in the form of shares, restricted shares, or stock options. During 2018 and 2017, the Company issued 4,511,973 and 79,239 stock options pursuant to the 2012 plan, respectively. These options allow the holder to purchase an equal number of common shares at various exercise prices per share. The options vest at 25% at the date they are granted with the remaining 75% vesting monthly over the next 36 months. At December 31, 2018 and 2017, there were vested stock options of 2,274,438 and 217,802, respectively. The options issued during 2018 and 2017 have no intrinsic value. The Company reserved 5,373,157 common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool.

The Company utilizes a third-party valuation service to value the share price of the Company's common stock, which the Company uses to value the options issued. The Company valued the options using the Black Scholes Merton pricing model, and resulted in stock based compensation expense of $149,613 and $290,640 as of December 31, 2018 and 2017, respectively. At December 31, 2018, $154,765 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 9.47 years.

A summary of option activity is as follows:

	Options-Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2016	379,761	$ 2.10	8.27
Granted	79,239	$ 2.54	9.15
Spin-off adjustment (+)	37,437	$ 1.27	8.64
Spin-off adjustment (-)	(77,273)	$ (1.60)	8.59
Expired/forfeited	(67,026)	$ (1.58)	7.86
Exercised	(875)	$ (1.00)	4.60
Outstanding December 31, 2017	351,263	$ 1.15	7.61
Granted	4,511,973	$ 0.08	9.49
Expired/forfeited	(331,481)	$ (1.14)	4.52
Exercised	-	-	-
Outstanding December 31, 2018	4,531,755	$ 0.09	9.47

NOTE 9 – SPINOFF OF JULIUSWORKS, INC.

On May 9, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. The net effect of this transaction was reflected as a noncash transaction on the statements of cash flows. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. The net activity for JuliusWorks, Inc. from January 1, 2017 through May 31, 2017 is shown as a loss from discontinued operations on the statements of operations. The following is a list of assets and liabilities assumed by JuliusWorks, Inc. in the spinoff:

Assets		
Cash	$	324
Accounts Receivable		180,652
Prepaid Expense		21,595
Security Deposits		258,938
Computer Equipment		49,998
Furniture and Equipment		8,817
Accumulated Depreciation		(36,649)
Total assets	$	483,675

Liabilities		
Accounts Payable	$	(9,710)
Accrued Expense		(6,136)
Deferred Revenue - Julius		(398,959)
Sales Tax Payable		(6,109)
Debt (Convertible Promissory Note)		(750,000)
Total liabilities	$	(1,170,913)

EXHIBIT C
PDF of SI Website


THUZIO
WHERE SPORTS INSPIRE
This presentation contains offering materials prepared solely by Thuzio, Inc. without the
Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contai
statements and information relating to, among other things, the company, its business plan
industry. These statements reflect management's current views with respect to future event
currently available and are subject to risks and uncertainties that could cause the company
differ materially. Investors are cautioned not to place undue reliance on these forward-look
they are meant for illustrative purposes and they do not represent guarantees of future resu
performance, or achievements, all of which cannot be made. Moreover, no person nor ar
entity assumes responsibility for the accuracy and completeness of forward-looking stateme
duty to update any such statements to conform them to actual results.
THUZIO

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Events & media company celebrating renowned athletes and sports moments.

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Thuzio is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Thuzio without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Founded by Tiki Barber (NY Giants), Mark Gerson (GLG), and Jared Augustine (Seamless/GrubHub)
- $2.67M in 2018 revenue (first full year of stand-alone business operations) (unaudited)
- Served 200+ corporate customers; including customers from 7 top U.S. banks, 6 top U.S. consulting firms, and 4 top enterprise B2B SaaS companies
- Event series running across 8+ U.S. cities in 2019, including activations at the Super Bowl, NBA ASW, Masters, and NFL Draft
- Gross profits from member events up 700%+ (for 3 mo period March-May against same period in 2018) (unaudited)

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $5,000,000
- Target Minimum Raise Amount: US $750,000
- Offering Type: Side by Side Offering

Thuzio is a sports events & media company dedicated to live inspirational sports storytelling.

We celebrate renowned athletes and sports moments, showcasing the shared values of sports, life, and business. We give sports fans the opportunity to meet and learn from their sports heroes. Our invitation-only event series provides access to sports icons in premium hospitality settings, designed specifically for business audiences.

Picture an important client or business partner. Think of a favorite sports team or legendary players from that team. Now imagine inviting those clients to an event where they can meet those players and hear their stories firsthand.

Thuzio is a sports events and media company attacking the age old problem of winning time with top clients and prospects. Our solution: a national event series, featuring live sports storytelling from sports icons, in a premium hospitality setting designed for a business audience.

Thuzio provides unique and sophisticated sports content, in a professional and premium environment and in an easy-to-access corporate membership and event format.

Product & Service

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Product Overview

We provide custom event series featuring live sports storytelling with professional athletes and sports personalities, designed for a business audience and attended by Thuzio's corporate membership community. We leverage our preferred network of talent and venues, including: event strategy, content strategy, talent booking, event execution, and logistics.

- **When and Where:** Thuzio events are designed for convenience, hosted on weekday evenings for 2-3 hrs at private event spaces in and around business centers.
- **Content:** We feature sports icons in documentary-style interviews with professional members of the sports media. The conversation is focused on the shared values of sports, life, and business, such as leadership, teamwork, and performance.
- **Media Assets:** Resulting in video, audio, and editorial assets.
- **Attendees:** Invitation only; ~100-150 attendees.
- **Geographies:** In 2019, we're targeting 60 events across 10 U.S. cities, including activations at the Super Bowl, NBA ASW, Masters, and NFL Draft.

Benefit for Companies:

- A product that helps you win time with your most important clients
- Unique and premium experience
- Easy to say "yes" - right after work, nearby, low effort
- Cost effective -- all-inclusive and easy to budget
- Easy to administer for teams

Benefit for Brands:

- Sports content with an inspirational, celebratory theme
- Reach an influential and affluent audience of sports fans
- Target by region, sport, and/or leadership theme

Business Model

Thuzio makes money the same way as professional teams: selling tickets and sponsorship against events and media. Thuzio customers can be broadly defined as the businesses and brands that purchase premium tickets and sponsorship with professional teams. Key industries include: Banking, Consulting, Real Estate, Law, Technology, and Media.

- Members/Tickets: National sales teams and regional businesses purchase a membership with Thuzio, providing access to a bank of tickets.
- Sponsors: B2B and luxury brands leverage Thuzio to reach a targeted audience of affluent sports consumers who are also business decision makers.
- Custom Events are also available on-demand.

Traction to Date

Revenue Growth: Thuzio's 2018/19 strategy has been to keep member event count (50-60 events) and total revenue ($2.75-3M) consistent while focusing on improving gross margins on both member and custom events.

Growing Margins: Member Event gross margins are at 43% for the period of Jan - May 2019, a ~20 basis point improvement over the same period in the prior year. Custom Event gross margins are at 39% for the period of Jan - May 2019, a ~13 basis point improvement over the same period in the prior year. These margin improvements have been achieved through:

- Increased sponsor branding revenue per event by 105%
- Reduced event expenses per event by 22%

Customers: Thuzio has 200+ active corporate accounts, including customers from 7 top 10 U.S. banks, 6 top U.S. consulting firms, and 4 top U.S. B2B SaaS companies. Approximately 70%+ of 2019 total contract value has come from repeat customers.

Testimonials*

"Thuzio creates unique, engaging experiences in a bespoke manner, creating opportunities to entertain High Net Worth clientele." - UBS

"They've got a great audience. They've got great athletes. Very bespoke events. Really a great match for our brand." - Belvedere

"Thuzio has been an excellent partner of Metlife. They worked with us to find solutions that made sense for our business. The events that they run are first-class and turnkey for their clients." - Metlife

**These companies were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered as investment advice.*

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Team Story

Thuzio, Inc. was founded in 2013 by Tiki, Mark, and Jared, out of the belief that there was a better way for the public to connect with professional athletes.

We knew from Tiki's experiences that a properly curated interaction with sports heroes provided an unforgettable moment for participants and a rewarding storytelling opportunity for athletes. Our first business addressing this opportunity was an online database of sports influencers, making them accessible for live appearances and social media activations. Today, this business exists under the brand, "Julius", a leading influencer marketing software company.

Along the journey, we started hosting events with our business and athlete networks to show the power of these interactions first-hand. The feedback was overwhelmingly positive. We asked the question: what if businesses could buy a version of season tickets to access events with professional athletes all year round? We decided this could be a very special and valuable concept and in 2017 we spun-out the event business as a stand-alone company, "Thuzio". Now, with two years of focus on Thuzio events alone, we're more convinced than ever that Thuzio can become a name known by all who have a passion for sports and business.

Founders and Officers



Tiki Barber
CO-FOUNDER AND CO-CHAIRMAN

Tiki is the Co-Founder and Co-Chairman of Thuzio. He provides strategic guidance to the company as an active board member, specifically on talent, content, and media. He is also involved in the business development process with key accounts, and a regular moderator at Thuzio events.

Tiki followed a successful on-field football career – highlighted by three Pro Bowl appearances and his spot atop the all-time rushing list for the New York Giants – with notable forays into media, including his current duties as host of a nationally syndicated midday show on CBS Sports Radio, and entrepreneurship. Barber is a graduate of the University of Virginia with a concentration in Management Information Systems.



Mark Gerson
CO-FOUNDER AND CO-CHAIRMAN

Mark is the Co-Founder and Co-Chairman of Thuzio. Mark had the original vision for an event series offering interaction with the business and sports community. He is a consistent leading voice for the company on vision, strategy, and growth.

Mark is also the Chairman of United Hatzalah (Israel's distributed network of volunteer first responders who aid victims of trauma in the immediate moments following the trauma), the African Mission Healthcare Foundation (which supports Christian medical missionaries performing clinical care in Africa), and United Rescue (which is bringing Israel's United Hatzalah to the United States). He is the co-founder of GLG, Julius, Voray, and Thuzio. He is the author of books on intellectual history and education, and has had articles and essays published in The Wall Street Journal, USA Today, and Reader's Digest.

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Jared Augustine

CEO AND CO-FOUNDER OF THUZIO

Jared is the CEO and Co-Founder of Thuzio. Jared organizes the vision for Thuzio, with the group of founders, and is responsible for execution.

Jared also co-founded Julius, an influencer marketing software company, with the same group of Thuzio founders. Jared was a member of the original executive team at SeamlessWeb (now GrubHub/Seamless), where he led market expansion before ultimately exiting the business to Aramark. Jared graduated from the University of Delaware with a B.A. in Business Administration.

Q&A with the Founder

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Q: Please walk through Thuzio's spin out.

Thuzio:

We founded Thuzio, Inc. in 2012, aiming to solve a problem recognized by Tiki: it was difficult, if not impossible, for most people to access professional athletes for private appearances. We raised venture funding and built an online database of sports influencers. Over time our customers pushed us to expand the database to include influencers from all genres, and we decided to rebrand the business, as "Julius", in part to escape the sports connection and be pure to influencers marketing generally. We're thrilled to say Julius is doing very well and considered a leading influencer marketing software company.

While building Julius, we started hosting events with our business and athlete networks. We thought at worst the events would be a nice marketing program and at best, a new business line. Sure enough, the feedback was overwhelmingly positive, and we felt there was an untapped market for a scalable athlete event business.

In 2016, it became clear we were effectively running two separate businesses: Julius - influencer marketing software, and Thuzio - athlete events, under one roof. The board decided that both businesses deserved to stand-alone with independent management teams.

In 2017, JuliusWorks, Inc. and Thuzio, Inc. were split into two separate corporate entities. None of Julius' management are involved in Thuzio, or vice versa (although I, Jared, am still on the board of Julius, along with Mark). As such, I've now been the full-time CEO building Thuzio events since July 2017.

Q: Please summarize the barriers to entry for new entrants into Thuzio's market.

Thuzio:

Our business requires 3 strong networks to perform profitably: 1) athlete and agent relationships, 2) venue relationships, and 3) corporate relationships. We see the athlete network we've established over the years, by way of both Thuzio and Julius, as really only matched by the talent agencies and the leagues, and so we see this as a significant gating factor for competition. As such, we believe only agencies/teams/leagues could potentially compete. We believe that we are more likely to be an acquisition target for such an entity than seeing them compete directly, as they have core businesses and customers that require a very different product.

Q: Please summarize Thuzio's competitive advantages.

Thuzio:

Thuzio competes with other premium sports entertainment products, such as live games, a round of golf, etc. We're all after the same corporate and sponsor dollars. We believe we win because our events: i) never "lose" so you always feel a sense of happiness and rewards; ii) you get to meet the star athlete; iii) are easy as they held at convenient times and locations for the busy professional (no more trek to the stadium); iv) offer a premium product with food & beverage at a competitive and all-inclusive price; and v) offer a networking environment pre-show so that you have an opportunity to establish meaningful relationships with others in attendance. We think we offer tremendous value relative to a traditional game experience.

Q: Please summarize the strategy to scale post-raise.

Thuzio:

We are raising money to help build our vision of a sports events and media business unlike anything else. To do this, we need to resource sales, marketing and content, and build a true media/content competency to enable brands to reach both our live and digital audience, on par with what teams and leagues are able to offer. Post raise, we plan to make 6 hires across these competencies during the remainder of 2019, and ramping marketing spend/output through increased content publishing.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,000,000
Minimum investment:	US $1,000
Target Minimum:	US $750,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $5,000,000
Liquidation preference:	1.0x

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Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Thuzio has set an overall target minimum of US $750,000 for the round, Thuzio must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Thuzio's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


General Expenses
Third-Party
Marketing
Payroll

If Maximum Amount Is Raised


General Expenses
Third-Party
Marketing
Payroll

Investor Perks

- **$2,500 - $4,999**: 2 tickets
- **$5,000 - $9,999**: 6 tickets
- **$10,000 - $19,999**: "Professional Membership - Plus 1" + invitation to attend Investor Summit
- **$20,000 - $49,999**: "Professional Membership - Plus 1" + access to 1 VIP Experience + invitation to attend Investor Summit + invitation to a group Founder Dinner
- **$50,000 - $99,999**: "Professional Membership - Plus 3" + opportunity to gift a "Professional Membership - Plus 1" + access to 2 VIP Experiences + invitation to attend Investor Summit + invitation to a private Founder Dinner + 1 Premier Sponsor placement
- **$100,000+**: "Professional Membership - Plus 3" + opportunity to gift a "Professional Membership - Plus 3" + access to 3 VIP Experiences + invitation to attend Investor Summit + invitation to a private Founder Dinner + 1 Premier Sponsor placement + 1 Title Sponsor placement

Special Notes:

Early-bird-special: Invest by Friday, July 19 at 11:59pm ET and receive the following upgrades: $2,500 and $5,000 - 2 bonus tickets; $10,000 and $20,000 - upgrade to "Professional Membership - Plus 3"; $50,000 and $100,000 - upgrade to gift 2 memberships of the designated type

Special Offer for Existing Members:: We welcome existing Thuzio Members to participate in our SeedInvest investment round. You have 3 choices on how to apply your investor perks:

1. Layer your perks into your existing membership plan (ex. You have 12 tickets remaining in your bank. You invest $2,500 with SeedInvest, and are awarded the perk of 2 bonus tickets. You now have 14 tickets available in your bank.)
2. Activate your perks after your existing membership comes to an end (ex. Your existing ticket bank and membership is good through October 31, 2019. You invest $10K, and are awarded the perk of a Professional Plus 1 membership. You may activate your Professional Plus 1 membership on November 1, 2019 when your existing membership ends.)
3. Gift your perks

Description of Benefits

All benefits issued to SeedInvest investors are good for from Sept 1, 2019 - Aug 31, 2020.

"Tickets" are:

- Good at all Thuzio Events nationwide, including all Regional and Marquee Events (Marquee Events include Super Bowl, NBA ASW, Masters, and NFL Draft)
- Completely transferable (you personally don't have to be there)
- May not be changed or canceled once applied for access to a Thuzio event

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"Professional Membership - Plus 1" provides:

- Access to all Thuzio events nationwide with up to 1 guest
- Member must be present to gain entry
- Non-transferable

"Professional Membership - Plus 3" provides:

- Access to all Thuzio events nationwide with up to 3 guests
- Member must be present to gain entry
- Non-transferable

VIP Experience at Thuzio Events: Access to a private talent meet 'n greet and/or special autographed item. The VIP Experience is typically only available to Thuzio sponsors for an event. The VIP Experiences issued through this perk program will be applied at mutually agreed upon events, pending availability.

Sponsor Placements: Use a sponsor placement to help your own, or a client/partner business to advertise to the Thuzio audience. Thuzio features 3-5 category exclusive sponsors per event. A sponsor placement is provided by way of this perk program with the opportunity to leverage for your own business or gift to a client/partner business. The placement will be mutually agreed upon with Thuzio, pending existing category commitments and availability.

Premier Sponsorship includes:

- Digital branding on all event collateral
- Event branding and signage
- Custom activation element (such as a product showcase or sponsored segment of event)
- 4 tickets to the event for sponsor guests

Title Sponsorship includes:

- Private VIP Meet 'n Greet with Talent
- Presenting sponsor of the interview show
- Digital branding on all event collateral
- Event branding and signage
- Opportunity for product showcase
- 10 tickets to the event for sponsor guests

Investor Summit: Annual gathering of Thuzio investors in NYC each Spring, hosted by founders, providing a detailed review of the business, followed by networking cocktails.

Founder Dinner: Private dinner in NYC with the Thuzio founding team: Tiki Barber, Mark Gerson, and Jared Augustine.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $1,850,000
Closed Date	Dec 12, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $2,100,000

Other

Round Size	US $450,000
Closed Date	Dec 12, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $2,100,000

Seed

Round Size	US $100,000
Closed Date	Nov 20, 2018
Security Type	Convertible Note

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Financial Discussion

Operations

Thuzio, Inc. ("the Company") is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that produces a national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience, for a professional membership community.

On May 31, 2017, the Company formed a wholly-owned subsidiary, JuliusWorks, Inc. The Company desired to reorganize the Company's operations, where the software platform marketed by the Company under the tradename Julius was transferred to JuliusWorks, Inc. under an asset transfer agreement. The Company accounted for the asset transfer under Accounting Standards Codification 505-60-25-2. JuliusWorks, Inc. received other assets and liabilities under the agreement in consideration for the issuance of Series Seed, Series Seed-1, Series A, Series B and Series B-1 preferred stock. All shares received by the Company as consideration were distributed on a pro rata basis to the shareholders of the Company. After the transaction, JuliusWorks, Inc. operates as a standalone business that is no longer a wholly-owned subsidiary of the Company. Operations of JuliusWorks, Inc. are included within the financial statements through May 31, 2017.

Liquidity and Capital Resources

The proceeds from the Combined Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $205,825 in cash on hand as of June 25, 2019, which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Market Landscape

The sports industry for North America is valued at $70B and almost $11B is spent annually on premium seating, primarily by business customers. Thuzio is competing for a share of this market.

We compete with the teams, leagues, and other sports properties for sports entertainment and marketing spend. However, we believe that as long as the clients of our members wish to meet the athletes they admire, we have a winning product.

As we continue to scale our physical and digital audience, Thuzio will offer a unique and integrated solution for brands seeking to reach the affluent and influential sports fan. Even at our early stage, we believe we have established strong and difficult to replicate, talent and venue networks, putting any copy-cats at a severe disadvantage.

Risks and Disclosures

The CEO is paid a high salary. While the Company believes that the CEO's salary is reasonable and within market, the Company's CEO may be paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founder-CEOs are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company's management holds a below-market ownership stake in the Company given its stage. Management's equity position may not be large enough to properly incentivize them to grow the Company, increase its value, and achieve the optimal outcome for investors. Management will be further diluted by this offering and its concurrent Regulation D offering.

Accounts payable and receivable are significant cash outlays of the business compared to monthly profits and cash on hand. If the Company fails to meet its obligations, and fails to raise outside capital, it could face liquidity issues. The Company must therefore continue to closely monitor its accounts payables and receivables during every billing cycle, or access further sources of financing in order to allay this risk. Further sources of financing may either dilute investors in this offering or have a senior lien on the Company's assets, which would be repaid over investors in this offering in the event of a liquidation.

The company was formed out of a recapitalization and spin out of a pre-existing entity, which raised $22m before the spin out. The Company effected the spin out because the two businesses have different business models and financing profiles. The Company's management and many of its existing investors continue to have interests in the other business.

Revenue growth has been relatively flat over the last 12 – 18 months following the company's spin out. The company also faced a fall in bookings and overall ticket sales in 2018. As such, the business has shown negative trends in certain metrics in the recent past. During this period, the company has been focusing on improving margins, and has been successful in significantly expanding event gross margins from ~4% in 2017 to 40% in 2019. However, without an increase in topline revenues, the Company may not be able to grow its valuation any further. While the company's current strategy is to use proceeds from this offering for expansion, there can be no guarantee it will be able to do so.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle.

A sales cycle is the period between initial contact with a prospective customer and any sale of its sports media and events. The sales process involves educating customers about the Company's sports media and events, participating in extended sports media and events evaluations and configuring the sports media and events to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 3-12 months. During the sales cycle, the Company may expend significant time and resources on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations. Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Combined Offering may not be enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Combined Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor in this Offering to lose all or a portion of his or her investment.

The Company's cash position is relatively weak. The Company currently has approximately $205,825 in cash balances as of June 25, 2019. This equates to approximately 3 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if it is not able to raise additional funds.

The Company has outstanding liabilities. The Company has outstanding loans in favor of one of its founders in the aggregate principal amount of $190,000 (excluding interest). One of such loans was made pursuant to a convertible note issued in November 2018, in the principal amount of $100,000. Such note accrues interest at a rate of 5% per annum and has a one-year maturity. Among other things, such note converts automatically into shares of the Company's preferred equity securities issued and sold in the Company's next round of financing in which the Company raises gross proceeds in excess of $1,000,000 (excluding the conversion of any indebtedness converted in connection with such financing). Accordingly, if the Company's raises at least $1,000,000 in the Combined Offering, such note will automatically convert into shares of Series B-2 Preferred Stock at a 20% discount to the price paid by other investors, including you, in the Combined Offering. The conversion of this note, whether in this round, in a future financing or on a change of control of the Company, will dilute your investment.

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❓ FAQs

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The Company has generated net losses and negative operating cash flows since its inception as part of the development of its business. The Company has generated net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $25,746,793 from its inception through December 31, 2018. Before achieving profitability it will generate continued losses. Its costs may also increase due to such factors as higher than anticipated financing and other costs; non-performance by third-party suppliers, licensees, partners, or subcontractors; and increases in the costs of labor or materials. If any of these or similar factors occur, its net losses and accumulated deficit could increase significantly and the valuation of the Company could decline.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations. In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive sports media and events space. Additionally, the product may be in a market where customers will not have brand loyalty, which may inhibit the Company's ability to grow its brand.

Cyclical and seasonal fluctuations in the economy, in sports media and events may have an effect on the Company. Both cyclical and seasonal fluctuations in sports media and events may affect their business. These seasonal trends may cause fluctuations in quarterly results, including fluctuations in revenues.

Not all of the founders or key employees are currently working full time for the Company. One of the Company's founders, owns and has funded a significant portion of the business, but does not work full time for the Company or manage the day-to-day operations of the business.

The Company's existing Series B Preferred Stock holders, who invested approximately $450,000 in a prior financing, have a 1x redemption right. Shares of Series B Preferred Stock are redeemable at the election of holders of a majority of the Series B Preferred Stock at any time on or after December 31, 2021, at the original issue price of the Series B Preferred Stock. Such redemption, if elected, would be paid in cash. If the redemption price is not paid in full within 60 days of the redemption request, interest shall accrue on the outstanding amount at a rate of 8% per annum, subject to increase by 4% per annum every 6 months until the entire redemption price has been paid in. As an investor in Series B-2 Preferred Stock, you will not have a redemption right. As such, other investors in the Company will have greater opportunities for liquidity and may have the ability to exit before you. If the Company's Series B Preferred Stockholders elect to exercise their redemption right, it may significantly impact the Company's cash balance and assets.

The value of your investment may be diluted if the Company issues additional options. A pool of unallocated options is typically reserved for future employees, which affects the fully-diluted pre-money valuation for this offering. The price per share of the Series B-2 Preferred Stock has been calculated assuming a 1.74 post-money unallocated option pool, which may not account for all additional options the Company will issue after the offering and may not provide adequate protection against the dilution investors may face due to such additional issuances. Any option issuances by the Company over the 1.74% pool will lower the value of your shares.

The Total Amount Raised, as reflected on the SeedInvest platform, is partially comprised of a cancellation of debt from the Company's founder. Specifically, the Total Amount Raised includes $90,000 in the form of cancellation of debt from Mark Gerson, a co-founder of the Company. The loan was originally made in March 2019 for the purposes of providing working capital for the Company, and when made was not formally papered to any specific terms. Such investment does not reflect new cash available for the Company's operations. See balance sheet as provided in the Company's Data Room during the Offering for current cash balance.

The Company is overdue on its 2018 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even though the Company states that it has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company'

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of $25,746,793 and relies on third party financing to fund operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable revenue sources resulting from its video and audio content, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's financial statements have not been audited. Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities, or other financial information on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

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Overview

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Financial Discussion

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Thuzio

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Thuzio. Once Thuzio accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Thuzio in exchange for your securities. At that point, you will be a proud owner in Thuzio.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Thuzio has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

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How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Thuzio does not plan to list these securities on a national exchange or another secondary market. At some point Thuzio may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Thuzio either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Thuzio's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Thuzio's Form C. The Form C includes important details about Thuzio's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

PROFILE MENU

EXHIBIT D

Investor Deck

THUZIO

WHERE SPORTS INSPIRE

THUZIO

This presentation contains offering materials prepared solely by Thuzio, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THUZIO

Thuzio (thoo-zee-oh)

Noun

- A sports events & media company
- Live sports storytelling
- Home to a corporate membership community

COMPANY BACKGROUND

- Thuzio, Inc. was founded in 2013 by Tiki Barber (NY Giants), Mark Gerson (GLG), and Jared Augustine (Seamless/GrubHub), aiming to solve a problem recognized by Tiki: it was difficult for most people to access professional athletes for engagements.

- We built an online database of sports influencers, making them accessible for live appearances and social media activations. We raised funding for the business and over time grew the database to include influencers from all genres. Today, we're thrilled to say the original database business exists under the brand, "Julius", a leading influencer marketing software company.

- Along the journey, we started hosting events with our business and athlete networks, to show the power of these interactions first-hand. We found the feedback to be overwhelmingly positive from all parties. We asked the question – what if you could buy a version of season tickets to access events with professional athletes all year round? We decided this could be a very special and valuable concept, and in July of 2017, we spun-out the the event business as a stand-alone company, carrying the original brand of "Thuzio".

THUZIO

MARKET SIZE

SPORTS MARKET FOR NORTH AMERICA*

$70B

*PWC industry report

THUZIO

THE PROBLEM(S) WE IDENTIFIED

The early feedback from our events made clear to us the problems we were solving for participants…

- Business professionals crave an intimate, unique, and sophisticated sports entertainment setting for building key customer relationships

- We watch and admire athletes frequently, but hear from them through a filter, and very rarely engage them in a conversational setting

- Athletes, particularly retired ones, have incredible stories to share, with real and valuable lessons that simply don't have a consistent channel today

- Brands seek a safe and positive environment to participate in sports



OUR SOLUTION

A national event series, featuring live interview shows with athletes and sports influencers, wrapped in a premium and professional hospitality experience

- Live Sports Storytelling with conversation focusing on the shared values of sports, life, and business

- Hosted at private, upscale, and conveniently located event spaces

- Accessible exclusively to a corporate membership community and sponsors



THUZIO


THUZIO
A SPORTS EVENTS & MEDIA PROPERTY
THUZIO

NATIONAL EVENT SERIES

(2019)

12
Major Cities

60+
Events

Marquee events
at Super Bowl,
NBA ASW,
Masters, NFL
Draft, US Open

Los Angeles

Dallas

Houston

Nashville

Atlanta

Augusta

Charlotte

Chicago

Philadelphia

New York

Washington D.C.

Boston

RECENT GUESTS

JOE TORRE ROGER CLEMENS ANDY PETTITTE OREL HERSHISER JULIUS ERVING
PHIL SIMMS LAWRENCE TAYLOR MARSHALL FAULK
MIKE SCHMIDT BOOMER ESIASON JIM BROWN
DENNIS RODMAN JIMMY ROLLINS JIM MCMAHON ALLEN IVERSON
RYNE SANDBERG CHRIS CHELIOS SAM DARNOLD
CC SABATHIA ZACH ERTZ SAM DARNOLD KEITH HERNANDEZ RAY LEWIS

THUZIO



TIKI BARBER

Thuzio Co-Founder, legendary New York Giants running back, and co-host of Tiki & Tierney on CBS Radio

ADAM LEFKOE

Bleacher Report personality and co-host of the Simms & Lefkoe podcast



YOGI ROTH

Pac-12 Network analysis, Elite 11 Host, and former USC Football assistant coach under Pete Carroll



KRISTEN LEDLOW

Host of NBA Inside Stuff and NBC TV personality



THUZIO

EVENT FORMAT

- Weekday evenings
- 2-2.5 hrs
- 100-150 attendees
- Hosted at upscale and conveniently located private event spaces
- Live interview show
- Meet n' greet with photo
- Sponsored bar and food
- Members-only access



MEDIA

EACH INTERVIEW SHOW IS RECORDED FOR VIDEO AND AUDIO DISTRIBUTION

Thuzio owns 100+ hours of compelling sports storytelling content with more being generated each month – this asset is today loosely shared with event attendees, but has yet to be productized and distributed in a strategic way



THEMATIC VIDEO SERIES


VSPORTO
NBA
NFL
COLLEGE
LEGENDS
The Phil Simms Interview
The Jared Goff Interview
The Malcolm Jenkins Interview
The John Daly Interview

PODCAST

This image is meant for illustrative purposes as the Company is not officially affiliated with Vsporto.

THUZIO

THE THUZIO AUDIENCE

MORE WSJ THAN ESPN...









25%
Female

75%
Male

39 y/o
Average Age

Powerful Decision Makers

40%
C-Suite Level Executives

22%
VPs

Well-connected & Ambitious

71%
With 500+ LinkedIn Connections

High Spending Power

$200,000
Annual Individual Income

THUZIO

These statements reflect management's current views and are high-level estimates. The Company conducted a review of their customers and their LinkedIn profiles to pull these estimates together. These figures and facts are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

ENGAGED COMMUNITY



bnymellonwealth • Follow
SweetWater Taproom
bnymellonwealth It's #GameDay! Our guests in Atlanta celebrated the Big Game this weekend at the #ThuzioSBATL Party at @sweetwaterbrew, where NFL greats @adrianpeterson and @davidjohnson3 sat down with @adamlefkoe for an exclusive conversation. Thanks for a great night @thuzio!
vendspin It all comes down to this! #superbowl53
andrewtomasini Thanks for the continued support of @thuzio!
Liked by thuzio and 57 others
Add a comment...



Josh Tinch • 2nd
Customer Success @ TicketManager
2w
Inspiring evening listening to Christie Pearece Rampone talk about the USWNT before the World Cup starts! Thanks Thuzio. #ibelievethatwewillwin
THUZIO
Insperity



Tyler Pierson, CBPA • 1st
Director, Sales Innovation at Insperity
15h
Thuzio - thanks for another awesome event! #thuzio #insperity #loyalty
Kelly McGonagil • 3rd+
Business Performance Advisor - Human Capital Management | Growth Strat...
21h • Edited
Great night at the #Thuzio event last night meeting Mitchell Trubisky, Quarterback for the Chicago Bears. Enjoyed hearing his stories about being drafted into the NFL and exceeding expectations last season by winning the NFC North Division Championship. Can't wait to see what is in store for this dedicated athlete and 'da Bears!'
#Insperity #daBears #Chicago
Insperity



THUZIO
bradyquinn • Following
The Mid-America Club
bradyquinn Had a wonderful time at @thuziochi event this past week. Fun talking with @teddy_greenstein about the good old days playing @ndfootball. It truly is a one of a kind experience for their members, at one of the most scenic spots in Chitown. Just ask @daweitzman2
ricschaeffer Looking sharp @bradyquinn
hustonhodge Im still wondering why tim tebow is a "bad" teammate
epahemorg Looking good and missed you on the field
columbusgkacademy Chea Quinn
gizzynrosco
samechiquitaanita And it sure was nice having you in Seattle yesterday for our HUSKIES! Always a
1,018 likes
OCTOBER 21
Add a comment...

The following individuals were not compensated in exchange for their testimonials.
In addition, their testimonials should not be construed as and/or considered investment advice.

THUZIO

BUSINESS MODEL

TARGET CUSTOMER

1. Enterprise sales teams
2. Regional business owners and producers
3. Brands aiming to reach the affluent and influential sports consumer

The Thuzio customer can be broadly described as someone who buys premium sports tickets



Full Video Located in the Profile Gallery

HOW WE MONETIZE

SIMILAR TO PROFESSIONAL TEAMS AND EVENT PROPERTIES...

1. Sell tickets in the form of membership
2. Sell sponsorship for events and corresponding media assets
3. Sell custom event services leveraging our unique expertise

200+ ACTIVE CORPORATE ACCOUNTS



AXA, Bloomberg, Bradford White Water Heaters, ca technologies, CHUBB, COMPASS, Cushman & Wakefield, DLA Piper, DraftKings, Eaton Vance Investment Managers, Fidelity Investments, Google, Harrah's, Insperity, KPMG, Merrill Lynch Bank of America Corporation, Mets, Moët Hennessy, Tito's Handmade Vodka, UBS

THUZIO

MEMBERSHIP



PROFESSIONAL

PLUS 1
$1,995 per year
or $195 per month

Access to any event nationwide
with up to one guest
(Non-transferable)

PLUS 3
$2,995 per year
or $295 per month

Access to any event nationwide
with up to three guests
(Non-transferable)

ENTERPRISE

ENTERPRISE 200
$40,000 | 200 tickets for $200 per ticket
(Up to 8 seats guaranteed per event)

ENTERPRISE 100
$21,500 | 100 tickets for $215 per ticket
(Up to 4 seats guaranteed per event)

ENTERPRISE 50
$11,250 | 50 tickets for $225 per ticket
(Up to 2 seats guaranteed per event)

All packages valid for two consecutive
seasons beginning January 1 or July 1.

THUZIO

SPONSORSHIP

Brand sponsors a combination of content, event branding, and hospitality, in the form of single and multi-event partnerships

Investment ranges from $2,500 to $15,000 per event

CASE STUDY
BELVEDERE
25
Events & Celebrity Activations
95
VIP Client Activations
2649
Professionals Served
CATEGORY-EXCLUSIVE PARTNER
Only promoted spirit
BRAND IMMERSION
Brand logo on all event signage, digital invitations, and Thuzio event pages. Stage recognition by host prior to commencement of interview show
PRODUCT PLACEMENT
Bar takeover of Hennessy product for duration of event
HOLIDAY PRODUCT PROMOTION
Thuzio promoted Belvedere sales onsite and via a Member Network email campaign for the holidays.
TICKETS TO SPONSORED EVENTS
4 passes to each sponsored event for Belvedere VIP clientele.
DEREK BELCH
THUZIO













These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

THUZIO

CUSTOM EVENT SERVICES

Thuzio executes bespoke talent and event activations for our Corporate Account holders, leveraging our preferred networks of talent and venues to provide a premier experience with very competitive pricing

Event Services activations average $15,000 per event and 30% gross margins

CASE STUDY
MET LIFE
3
Events & Celebrity Activations
300
VIP Client Activations
3
Cities
San Fransisco, Houston & Philadelphia
CUSTOM BRAND EVENT
MetLife guests only
BRAND IMMERSION
Brand logo on all event signage, digital invitations, and Thuzio event pages. Signed MetLife memorabilia and stage recognition by host prior to commencement of interview show.
ROI
Each event secured attendance from clients & prospects representing several million dollars worth of buying power.
MetLife
Morton's Welcomes You
“Thuzio has been an excellent partner of MetLife. They worked with us to find solutions that made sense for our business. The events that they run are first class and turnkey for their clients. We never had to worry about any event management detail, including the A-list talent for the event”
- MetLife
MetLife

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

THUZIO

We Believe THUZIO HAS NO DIRECT COMPETITION

it is unique in format and value

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements



- We compete with the teams, leagues, and other sports properties for sports entertainment and marketing spend
- We believe as long as the clients of our members wish to meet the athletes they admire, we have a winning product
- As we continue to scale our physical and digital audience, Thuzio will offer a unique and integrated solution for brands seeking to reach the affluent and influential sports fan
- Even at our early stage, we believe we have established strong and difficult-to-replicate talent and venue networks, putting potential copy-cats at a severe disadvantage

THUZIO

BUSINESS SNAPSHOT

2018 REVENUE
$2.67M

2018 was our first full year of independent business operations – event count and revenue for 2019 is planned for a similar outcome while we focus on improving margin

2019 YTD GROSS MARGIN
40%+

Gross margins exceeding plan, up ~20 basis points YoY for the period of Jan-May 2019

70%

Percentage of total contract value from repeat customers for the period of Jan-May 2019

8 person team based in NYC

200+

Corporate customers, including 7 top U.S. banks, 6 top U.S. consulting firms, and 4 top B2B SaaS companies

80k+

Opt-in email/social audience of affluent and influential sports fans

Network of preferred talent relationships

Network of preferred venue partners

Growing library of **100+ HOURS** of video/audio content

Aspirational and premium brand

THUZIO

These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

FOCUS ON PROFITABILITY

Our key metric is Gross Profits per Member Event (this metric strips out unused ticket forfeiture revenue and custom events)

Margin improvement driven by 105% increase in sponsor rev per event and 22% decrease in COGS per event YOY



Member Event Level Performance
$50000
$40000
$30000
$20000
$10000
$0
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
$18,882
$1,297
-2.94%
$27,344
13.38%
$4,808
$32,867
34.47%
$13,730
2019 YTD
2017
2018
2019
AVERAGE of Total Revenue
AVERAGE of Gross Profit
AVERAGE of Gross Margin

Past performance may not be indicative of future results, and there can be no assurance that the future performance of any specific project, deployment, or use of the product will be equal to any corresponding indicated historical performance level(s). These statements have not been audited and reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. They are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

THUZIO

OUR PLAN TO WIN

THUZIO IS SEEKING TO GROW TO $20M+ REV AND $5M+ EBITDA BY 2022

2019	2022
$2.75M rev	$23M rev
-$.85M ebitda	$6M ebitda
8 US markets	20 markets
60 events / year	200 events / year
$30K rev / event	$100K rev / event
40% gross margin	50% gross margin



These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THUZIO

USE OF FUNDS

WE PLAN TO ACCOMPLISH THIS GROWTH BY INVESTING IN TWO AREAS

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

I - NEW MARKETS

Building the sales, marketing, and operations engine necessary to expand from 8 to 20 markets, 60 to 200 events annually, and 200 to 1000 customers (anticipating 4 new heads in H2 '19)

II - CONTENT

Establish Thuzio as a the leader in Live Sports Storytelling as a regular source of inspirational sports content for a growing live and digital audience (anticipating 2 new heads in H2 '19)

THUZIO

MARKET EXPANSION INVESTMENT

Adding more Thuzio cities*

*Launched in 2019





2019

1. New York
2. Philadelphia
3. Chicago
4. Los Angeles
5. Boston*
6. Houston*
7. Washington DC*
8. Dallas*

2020 add

9. Atlanta
10. Miami
11. Las Vegas
12. San Francisco

2021 add

13. Minneapolis
14. Phoenix
15. Indianapolis
16. Seattle
17. Denver
18. Charlotte
19. Toronto
20. London

*Thuzio cities are cities that consistently hold Thuzio events. The Company is currently at 8 consistent Thuzio cities, but have held events in 12 cities total so far. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THUZIO

CONTENT INVESTMENT

An investment in our content capabilities is an investment in our marketing, and improves our value to sponsors



Thuzio aims to be the leader in Live Sports Storytelling and an always-on publisher of inspirational sports content

We are already sitting on

100+ hours

of unreleased interview video/audio content, and producing additional hours monthly

We plan to editorialize our events and the sports world generally via our lens of shared values of sports, life, and business

We aim to launch several video series and a podcast with existing interviews from marquee distribution partners

THUZIO

PATH TO DESIRED EVENT PERFORMANCE



2019

TOTAL REVENUE
$30,000

SPONSORSHIP
$10,000

TICKETS
$20,000

GROSS PROFIT
$12,000

40% MARGIN

2022

TOTAL REVENUE
$100,000

SPONSORSHIP
$50,000

TICKETS
$50,000

GROSS PROFIT
$50,000

50% MARGIN

THUZIO

GROW TICKET REVENUE PER EVENT



2019

100 TICKETS * $200
PER TICKET =
$20,000

2022

200 TICKETS * $250
PER TICKET =
$50,000

This level of ticket revenue per event is achieved with 40 regional members in each market and 200 enterprise members

Which essentially requires us to 10x our customer base today

THUZIO

GROW SPONSOR VALUE

GROWING FROM $10K TO $50K IN SPONSOR BRAND REVENUE PER EVENT



I

BECOME A RECOGNIZED PUBLISHER OF INSPIRATIONAL SPORTS CONTENT

- Video series, podcast, editorial
- Supports Thuzio's brand
- Creates inventory / capabilities required for national brand partners



II

GROW OUR DIGITAL AUDIENCE OF AFFLUENT AND INFLUENTIAL SPORTS FANS

- Content focus with support of our email list and social channels will grow our o&o
- Build network of distribution partners for our content such as NBC Sports, Forbes, and TPT
- Formalize network of rewards, membership, and business groups



III

BUILD MERCHANDISING AND SALES CAPABILITIES FOR NATIONAL BRANDS

- Mimic league and team approach to integrated advertising opportunities combining media, event, and hospitality assets
- Innovate to create new media and event inventory enabling more slots for national and regional brands

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

THUZIO

TEAM

FOUNDERS



TIKI BARBER
(Co-Chairman)

- Former NY Giant and 3x Pro-Bowler
- Host of nationally syndicated show for CBS Sports Radio
- Co-founder of Thuzio, and Julius
- Execute at Grove Group Management
- Broadway performer



MARK GERSON
(Co-Chairman)

- Chairman of United Hatzalah
- Chairman of the African Mission Healthcare Foundation
- Chairman of United Rescue
- Co-founder of GLG, Julius, Voray, and Thuzio



JARED AUGUSTINE
(CEO)

- Co-founder of Thuzio, and Julius
- Previously part of founding executive team at Seamless/GrubHub
- Previously part of founding executive team at Group Commerce

THE THUZIO TEAM

Executive
Jared Augustine, Co-Founder and Chief Executive Officer

Sales and Account Management
Nicholas Spike, Senior Vice President of Sales
Patrick Ryan, Vice President of Sales
Andrew Puzyk, Director of Business Development
Caroline Morano, Account Manager

Programming and Event Operations
Andrew Tomasini, Program Director
Alexis Terrizzi, Director of Operations
Ryan McKenna, Director of Talent Partnerships

Marketing: Agency
Finance/Human Resources: Outsourced

THUZIO

THANK YOU

THUZIO

EXHIBIT E

Video Transcript

<u>Exhibit E: Thuzio Video Transcripts</u>

Thuzio Investor Video

Jared Augustine:
Thuzio is a sports, events, and media company that produces an events series that features live sports storytelling from iconic sports personalities for an exclusive corporate membership community.

Tiki Barber:
I met Mark Gerson, who interestingly his brother I went to college with, because I was looking for something to do after my playing career. We basically found a way through a tech platform to let a community engage with athletes directly.

Jared Augustine:
We're thrilled to say that that business evolved to include not just sports, but really all genres of influencers and now carries the brand Julius as a leading influencer marketing software platform. And along the way we started hosting some events. Those events pulled from the athlete community, from Tiki's network, it pulled from the business community, from Mark's network and my network… and so in July 2017 we spun out that event business carrying the original brand of Thuzio.

We produce this national event series…we'll do about 60 events across 8 US cities including activations at the Superbowl, at NBA all-star weekend, at Masters, at NFL draft.

Tiki Barber:
I think why it's so exciting is that we know that athletes are famous in the markets that they played in or grew up in…and we're tapping into fandom in a way that's transcending just watching your favorite star on television. You grew up with these athletes, these entertainers and you know their stories because you lived it with them and now you're getting to interact with them.

Jared Augustine:
If you talk to our membership community, what they'll you they love about Thuzio are really 3 main things: One, we provide a unique experience that you can't find anywhere else. Live sports storytelling with these amazing athletes. Two, it's easy. We host our events on weekday evenings. They're generally 2-2.5 hours, they're at locations that are right next to where you work. And then three, it's cost effective. Our pricing is competitive with every premium sports entertainment product on the market – from suites to the premium seats at stadiums and arenas, and it's all inclusive purchase, so really easy to budget around.

Tiki Barber:
I think one of the benefits of having the level of talent that we have in the guest of honor, as well as the corporate partners, our members in the room, is that our sponsors realize they are getting a highly qualified audience onto their product.

Jared Augustine:
In the past twelve months, we've had retired legends like Marshall Faulk, and Wade Boggs, and Dr. J, and Allen Iverson, and Christie Rampone…some up-and-coming stars as well… we have Mitch Trubisky and Zach Ertz and it's really just wrapped around this premium professional hospitality experience.

When I learned about SeedInvest, I really quickly became convinced that it was a perfect fundraising platform for Thuzio. With SeedInvest, we're able to establish what we hope will be an army of ambassadors that are not only invested in the company, but also are able to take advantage of our product

across all of our new cities and it also opens up a really streamlined way for our athletes network to participate in our round. So we're super excited about it and we hope that you'll join us on this journey.

Thuzio – Live and Unfiltered.

Daymond John:
Being in front of a Thuzio crowd…why is it beneficial? You have a bunch of like-minded people all in different sectors of the market. They're also people who want to move ahead and they want to understand how the world is changing, how they can encompass that, what they're doing and yet keep the fundamentals of business.

On Screen:
Picture your most important clients. What are they passionate about? Sports

Allen Iverson:
Somebody gave you a hundred million dollars…I mean…you gonna have a gripe with them?

On Screen:
Business

Daymond John:
I didn't go to college, so now all these kids that I thought were dumb in school…I'm serving them shrimp at a Red Lobster and I'm embarrassed

On Screen:
Entertainment

Ezra Edelman:
People think of the trial as this transformational moment in terms of media and the 24-hour news cycle.
On Screen:
What was your last shared experience with them?

Scott MacGregor:
You take clients, you take my employees, all kinds of different people to events and every single one is blown away by the experience.

Rodney Williams:
Thuzio provides an opportunity to really interface with people who been, in some cases, childhood idols.

Rocco Scanniello:
Anybody can buy my clients a steak and a nice bottle of wine and quite frankly, two days later, they're not going to remember. If I'm going to spend my time and my money entertaining, I really want it to be memorable.

On Screen:
Grab their attention.

Jared Augustine:
Thuzio is really on the forefront of supporting a live, in person experience and a platform to do that with consistency and excellence.

On Screen:
Share experiences they'll never forget. Join the thousands of business influencers who use Thuzio.

Thuzio Partnership Promo

Roger Williams:
When we first got the Thuzio presentation, we thought: wow is this too good to be true? I mean they got this great corporate audience; they got these great athletes…very intimate, almost bespoke events, which really match up well with our brand.

On Screen:
Unlike any other experience. Exclusive content.

Jared Augustine:
What I don't think they appreciate until they start working with us is the sense of community that the members and their guests have with each other in the room every day and night.

On Screen:
Sports. Business

Roger Williams:
Being in a crowd of kindred spirits, of other people who are really interested in hearing what's being said and are kind of interesting in and among themselves makes Thuzio pretty unique.

On Screen:
Business influencer fueled environment

Leslie Short:
Working with Thuzio and partnering with them brings extreme value to Blueprint and Co. We really have the same community base, membership base. It's executives. It's established executives. It goes hand in hand. It's an easy partnership, let's put it that way.

On Screen:
Micro-events at scale

Roger Williams:
The opportunity is really to introduce those brands to an audience in a way in which they can fully appreciate it. It's really anchored in meaningful experiences. And Thuzio provides those sorts of experiences.

Thuzio | Big Game Part in Atlanta

Kandiss Lewis:
Hi I'm Kandiss and welcome to Thuzio big game party weekend here at Sweet Water Brewery Company. Let's go inside and see what's going on.

Jared Augustine:

We'll have representation from over 400 of our corporate partners here, hanging out tonight and we're looking forward to a great interview with Adrian Peterson and David Johnson.

Adam Lefkoe:
Is Tom Brady the greatest quarterback of all time?

David Johnson:
You can't argue against it. No matter what you say… you got rings, you got wins, most money as a quarterback.

Adrian Peterson:
He's magical man. Watching that, that overtime drive, like, you knew once they got the ball it was over.

Adam Lefkoe:
In a few years, whenever you call it quits and you get that phone call and they say, we got a gold jacket with your name on it… what is that going to mean to you, your family, your legacy…what is that going to mean to you?

Adrian Peterson:
It's going to mean a lot. You know, we're not just think about my life in general… that's what I've always dreamed about…is being one of the greatest that ever played—the greatest that played—being inducted to the hall of fame…I can't really explain the feeling, but I know it's going to be magical.

Adam Lefkoe:
Toughest defendant you've ever had to face in the hole.

Adrian Peterson:
Ray Lewis. It was third and goal and we ran an inside zone plays to the left…so I remember getting the ball and our hole was wide open. So I remember I started with my shoulders low and then I came up a little bit, because I was getting ready to kind of hot step because it seemed like it was so easy and I'm very slow so I was gonna get there. And out of the blue, bam, I just got hit so hard and I landed, I stopped immediately and landed on my side – like that. I was like oh my god what just happened? I got up. It was Ray Lewis. He was like, you better keep those shoulders down youngster. Next time I will.

Adam Lefkoe:
So he hit ya and gave you a lesson right afterwards?

David Johnson:
He's the only player that has hit me and stopped me in my tracks like that.

Phil Simms, Live and Unfiltered.

Announcer:
Please give it up for our cofounder and moderator, the great Tiki Barber.

Tiki Barber:
Welcome everybody to our Thuzio Executive Club event…with Phil Simms.

Phil Simms:
Hey!

On Screen:
On Lawrence Taylor

Tiki Barber:
How was he as a teammate?
Phil Simms:
He was great. He got away with anything he wanted, just about. He comes onto a meeting in Dallas and he has his jacket over his hands. I say, "what's going on man? You're acting strange." He goes, "you won't believe it" and I said, "Oh I'll believe it, don't worry." So he rolls his coat down, he has handcuffs on.

On Screen:
On OJ Anderson

Phil Simms:
OJ Anderson gave me the greatest compliment I've ever got. Me, him, and Eli are sitting on something like this one day, and someone days, "Hey OJ, when you got in a huddle, did you ever suggest a paly to Phil?" And OJ goes, "what? Are you kidding? Blondie? If you said one work in a huddle, he'd knock you out!"

On Screen:
On Bill Parcells

Phil Simms:
I was the subject of getting by butt chewed out as much or more than anybody on the team, but it never offended me, never. Because the great thing about Bill, you could chew him out back. I would say something really vile back to him. And we would go, "you'd like to hit me, wouldn't you Simms? Do you wanna hit me? You just like my daughter, you like my daughter Simms." I just said, "what? Is she an asshole too?" I tell you. He got so mad, I said 'Oh, wow, I really did cross the line.' He didn't talk to me for 3 weeks. And they were the greatest three weeks of my career.

Tiki Barber:
One of the greatest ever, Phil Simms.

Phil Simms:
Thank you very much.

Guest 1:
It was a great show. Both were very entertaining, dynamic. I have to say my favorite story was that about Lawrence Taylor.

Guest 2:
It's such a unique venue, unique events. Anytime you bring L.T. into the mix, it's gonna be a fun story.

Jim Brown, Live & Unfiltered.

Announcer:
Ladies and gentlemen. Welcome to Thuzio, with the great Jim Brown.

Yogi Roth:
When you become a professional, you go to the Cleveland Browns, and you become rookie of the year. You win the MVP as a rookie. You lead the league in rushing as a rookie. Did you expect that? Was that just kind of old hat for you?

Jim Brown:
Heck no. I worked my butt off! I worked day and night. I am a driven person and athletics was going to be my way out. You know, you've got to remember that back in those days…there was racism, there was discrimination. The playing field wasn't equal. I'm not complaining about that, I'm just telling you about the realities of it.

Yogi Roth:
You find your way to Syracuse. You almost left though. You said, "you know what? I'm going to leave college." When things got hard for you at Syracuse, why did you decide to stick in?

Jim Brown:
It wasn't a matter of just things getting hard. You've got to remember in this country, you know, we've come a long ways, and I was a little Afro-American youngster. My coach Stranahan was a wonderful human being. But there were other individuals that made it very difficult for me and it was not in the right way. It was not to motivate me or to inspire me. It was just to discourage me. In a moment of weakness, I decided I would leave. And the superintendent of my high school took to time to fly up to Syracuse, called me down to a hotel downtown, and gave me a lecture about giving up, and never giving up. And that lecture motivated me to do exactly what he said, and I did not leave. And it was the greatest thing that ever happened in my life, I would imagine.

Jared Goff, Live & Unfiltered.

Announcer:
As you can tell it's a packed house. Everyone's very excited for the Rams to be back in L.A. It's going to be an awesome season. Yogi Roth. Jared Goff. Let's go.

Yogi Roth:
Curious if you can paint a picture of your mind when all of a sudden, your name gets called at the NFL draft and you're walking across the stage.

Jared Goff:
Yeah, I don't…I blacked out. I don't remember much of it. I remember getting the phone call from the Rams and I don't remember anything I said to Roger Goodell. Or what he said to me. I'm sure he said, "Congrats" and I said, "Thank you" and that's pretty much it.

Yogi Roth:
When we all think of quarterbacks, we think generally as the ones with all the command. What's your style in that meeting room? My style if more of a confident, lead by example, and let everyone follow me. I'll lead the way, but I don't feel like I need to yell at people.

Yogi Roth:
How do you, knowing what people say and hearing it, because now it's a different era and you can get an alert. If you choose to look at alerts, and know what people are saying about you.

Jared Goff:

I've had no notifications on my phone.

Yogi Roth:
Smart man. On a serious note, training camp is about to start and the standard's different. Do you feel that? Does the team feel that? Does it change how you approach a season, a training camp?

Jared Goff:
I don't think it changes our approach at all. But I think our level of satisfaction with things as far as the way we practice and the way we do things daily will turn up a little bit.

Yogi Roth:
Curious what you stand for and what you want for people to know about what Jared stands for.

Jared Goff:
I hope you don't remember me as a football player. I hope you know me as a good dude and whatever short interaction with me was nice and respectful. I'll play football for however long and then that will be over, and I'll have to figure out something else to do.

Yogi Roth: Jared, thanks for joining us.

Jared Goff:
Yeah, thank you guys.